Exhibit 99.3.1

PRO FORMA VALUATION UPDATE REPORT

MADISON COUNTY FINANCIAL, INC.
Madison, Nebraska

PROPOSED HOLDING COMPANY FOR:
MADISON COUNTY BANK
Madison, Nebraska

Dated As Of:
July 20, 2012

Prepared By:

RP® Financial, LC.
1100 North Glebe Road
Suite 600
Arlington, Virginia  22201

July 20, 2012

Boards of Directors
Madison County Holding Company, MHC
Madison County Financial Corporation
Madison County Bank
111 West Third Street
Madison, Nebraska  68748

Members of the Boards of Directors:

We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock which is to be issued in connection with the mutual-to-stock conversion described below.

This updated appraisal is furnished pursuant to the requirements of 563b.7 and has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” of the Office of Thrift Supervision (“OTS”) and reissued by the Office of the Comptroller Currency (“OCC”), and  applicable interpretations thereof.  Such Valuation Guidelines are relied upon by the Federal Reserve Board (“FRB”) and the Federal Deposit Insurance Corporation (“FDIC”) in the absence of separate written valuation guidelines.  Our original appraisal report, dated March 23, 2012 (the “Original Appraisal”), and previous appraisal update report, dated May 25, 2012 (the “First Update”), are incorporated herein by reference.  As in the preparation of our Original Appraisal and First Update, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

On January 17, 2012, as amended on April 16, 2012 and August 2, 2012, the Board of Directors of Madison County Holding Company, MHC, Madison, Nebraska (the “MHC”), a mutual holding company that owns all of the outstanding shares of common stock of Madison County Financial Corporation (the “Corporation”), adopted the plan of conversion and reorganization, whereby the MHC will convert to stock form.  As a result of the conversion, the Corporation, which currently owns all of the issued and outstanding common stock of Madison County Bank, will be succeeded by a Maryland corporation with the name of Madison County Financial, Inc. (“Madison County Financial” or the “Company”). Following the conversion, the MHC will no longer exist.  For purposes of this document, the existing consolidated entity will hereinafter be referred to as Madison County Financial or the Company.

Madison County Financial will offer its common stock in a subscription offering to Eligible Account Holders, Tax-Qualified Employee Stock Benefit Plans including Madison County Bank’s employee stock ownership plan (the “ESOP”), Supplemental Eligible Account Holders and Other Members, as such terms are defined for purposes of applicable federal regulatory guidelines governing mutual-to-stock conversions.  To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale to members of the general public in a community offering and/or a syndicated community offering.  A portion of the net proceeds received from the sale of the common stock will be used to purchase all of the then to be issued and outstanding capital stock of Madison County Bank and the balance of the net proceeds will be retained by the Company.

Washington Headquarters
Three Ballston Plaza 1100 North Glebe Road, Suite 600 Arlington, VA 22201 www.rpfinancial.com	Telephone: (703) 528-1700 Fax No.: (703) 528-1788 Toll-Free No.: (866) 723-0594 E-Mail: mail@rpfinancial.com

Boards of Directors
July 20, 2012

At this time, no other activities are contemplated for the Company other than the ownership of the Bank, a loan to the newly-formed ESOP and reinvestment of the proceeds that are retained by the Company.  In the future, Madison County Financial may acquire or organize other operating subsidiaries, diversify into other banking-related activities, pay dividends or repurchase its stock, although there are no specific plans to undertake such activities at the present time.

This updated appraisal reflects the following noteworthy items:  (1) a review of recent developments in Madison County Financial’s financial condition, including financial data through June 30, 2012; (2) an updated comparison of Madison County Financial’s financial condition and operating results versus the Peer Group companies identified in the Original Appraisal and First Update; and (3) a review of stock market conditions since the date of the First Update.

The estimated pro forma market value is defined as the price at which Madison County Financial’s common stock, immediately upon completion of the public stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock.  Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof.  RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.  RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

Discussion of Relevant Considerations

1.             Financial Results

Table 1 presents summary balance sheet and income statement details for the twelve months ended March 31, 2012 and updated financial information through June 30, 2012.  Madison County Financial’s assets increased by $814,000 or 0.3% from March 31, 2012 to June 30, 2012.  Loan growth accounted for most of the Company’s asset growth during the quarter, which was largely funded with cash and cash equivalents.  The balance of investment securities was up slightly during the second quarter.  Overall, cash and investments (inclusive of FHLB stock) decreased from $46.6 million or 20.0% of assets at March 31, 2012 to $37.5 million or 16.1% of assets at June 30, 2012.  Loans receivable increased from $172.6 million or 74.2% of assets at March 31, 2012 to $182.4 million or 78.1% of assets at June 30, 2012, while the balances for bank-owned life insurance and loans held for sale were respectively slightly higher and lower at the end of the second quarter.

Boards of Directors
July 20, 2012

Table 1
Madison County Financial, Inc.
Recent Financial Data

	At March 31, 2012		At June 30, 2012
	Amount	Assets	Amount	Assets
	($000)	(%)	($000)	(%)
Balance Sheet Data
Total assets	$232,635	100.00%	$233,449	100.00%
Cash, cash equivalents	15,448	6.64	4,786	2.05
Investment securities/CDs	29,142	12.53	30,667	13.14
Loans held for sale	582	0.25	105	0.05
Loans receivable, net	172,644	74.21	182,408	78.14
FHLB stock	2,045	0.88	2,053	0.88
Bank-owned life insurance	4,482	1.93	4,521	1.94
Deposits	191,575	82.35	192,098	82.29
Borrowings	6,600	2.84	6,600	2.83
Total equity	31,251	13.43	32,180	13.78

	12 Months Ended		12 Months Ended
	March 31, 2012		June 30, 2012
	Amount	Avg. Assets	Amount	Avg. Assets
	($000)	(%)	($000)	(%)
Summary Income Statement
Interest income	$11,921	5.22%	$11,805	5.09%
Interest expense	(2,087)	(0.91)	(1,982)	(0.85)
Net interest income	9,834	4.31	9,823	4.23
Provisions for loan losses	(700)	(0.31)	(635)	(0.27)
Net interest income after prov.	9,134	4.00	9,188	3.96

Non-interest operating income	1,199	0.53	1,191	0.51
Gain on sale of investments	27	0.01	27	0.01
Gain on sale of loans	412	0.18	535	0.23
Non-interest operating expense	(5,474)	(2.40)	(5,577)	(2.40)
Income before income tax expense	5,298	2.32	5,364	2.31
Income taxes	(1,565)	(0.69)	(1,570)	(0.68)
Net income	$3,733	1.63%	$3,794	1.63%

Sources:  Madison County Financial’s prospectus, audited and unaudited financial statements, and RP Financial calculations.

Boards of Directors
July 20, 2012

Updated credit quality measures remained favorably low for non-performing assets.  Madison County Financial’s non-performing assets increased from $265,000 or 0.11% of assets at March 31, 2012 to $380,000 or 0.16% of assets at June 30, 2012.  An increase in non-performing loans accounted for the increase in the non-performing assets balance, as non-performing loans constituted the entire balance of non-performing assets at June 30, 2012.

The Company’s interest-bearing funding composition showed an increase in deposits during the second quarter of 2012, with total deposits increasing from $191.6 million or 82.4% of assets at March 31, 2012 to $192.1 million or 82.3% of assets at June 30, 2012.  The balance of borrowings did not change during the quarter, equaling $6.6 million or 2.8% of assets at June 30, 2012.  Madison County Financial’s equity increased from $31.3 million or 13.4% of assets at March 31, 2012 to $32.2 million or 13.8% of assets at June 30, 2012, which was due to retention of earnings during the quarter.

Madison County Financial’s operating results for the twelve months ended March 31, 2012 and June 30, 2012 are also set forth in Table 1.  The Company’s reported earnings increased from $3.7 million or 1.63% of average assets for the twelve months ended March 31, 2012 to $3.8 million or 1.63% of average assets for the twelve months ended June 30, 2012.  The increase in net income was realized from an increase in loan sale gains and a decrease in loan loss provisions, which were partially offset by an increase in operating expenses.

Madison County Financial’s net interest income ratio decreased from 4.31% of average for the twelve months ended March 31, 2012 to 4.23% of average assets for the twelve months ended June 30, 2012.  The decrease in the net interest income ratio was due to a more significant decrease in the interest income ratio compared to the interest expense ratio, which was consistent with the narrowing of the Company’s interest rate spread.  Madison County Financial’s interest rate spread decreased from 4.28% during the second quarter of 2011 to 4.02% during the second quarter of 2012.

Operating expenses were up slightly during most recent twelve month period, but remained stable as a percent of average assets equaling 2.40% of average assets for both twelve month periods shown in Table 1.  Overall, Madison County Financial’s updated ratios for net interest income and operating expenses provided for a slightly lower expense coverage ratio (net interest income divided by operating expenses).  Madison County Financial’s expense coverage ratio decreased from 1.80x for the twelve months ended March 31, 2012 to 1.76x for the twelve months ended June 30, 2012.

Non-interest operating income was essentially stable during the most recent twelve month period, declining as a percent of average assets from 0.53% for the twelve months ended March 31, 2012 to 0.51% for the twelve months ended June 30, 2012.  Overall, when factoring non-interest operating income into core earnings, the Company’s updated efficiency ratio of 48.9% (operating expenses, net of amortization of intangibles, as a percent of net interest income and non-interest operating income) was slightly less favorable compared to the 47.7% efficiency ratio recorded for the twelve months ended March 31, 2012.  Amortization of intangibles equaled 0.09% of average assets for the twelve months ended March 31, 2012 and 0.08% of average assets for the twelve months ended June 30, 2012.

Boards of Directors
July 20, 2012

The Company’s updated earnings showed an increase in gains on sale of loans, increasing from 0.18% of average assets for the twelve months ended March 31, 2012 to 0.23% of average assets for the twelve months ended June 30, 2012.  Gains on the sale of investments were unchanged in the Company’s updated earnings, equaling 0.01% of average assets for both twelve month periods shown in Table 1.

Loan loss provisions were slightly lower during the most recent twelve month period, declining from 0.31% of average assets for the twelve months ended March 31, 2012 to 0.27% of average assets for the twelve months ended June 30, 2012.

2.             Peer Group Financial Comparisons

Tables 2 and 3 present the financial characteristics and operating results for Madison County Financial, the Peer Group and all publicly-traded thrifts.  The Company’s and the Peer Group’s ratios are based on financial results through June 30, 2012 and March 31, 2012, respectively, unless otherwise indicated for the Peer Group companies.

In general, the comparative balance sheet ratios for the Company and the Peer Group did not vary significantly from the ratios exhibited in the First Update.  Consistent with the First Update, the Company’s updated interest-earning asset composition reflected a higher concentration of loans and a lower concentration of cash and investments.  Overall, the Company’s and the Peer Group’s updated interest-earning assets-to-assets ratios equaled 94.3% and 94.4%, respectively.

Also consistent with the First Update, Madison County Financial’s funding composition showed a higher concentration of deposits and a lower concentration of borrowings relative to the comparable Peer Group measures.  Updated interest-bearing liabilities-to-assets ratios equaled 85.1% and 86.7% for the Company and the Peer Group, respectively.  Madison County Financial’s updated tangible equity-to-assets ratio equaled 13.2%, which remained slightly above the comparable Peer Group ratio of 11.9%.  Overall, Madison County Financial’s updated interest-earning assets-to-interest-bearing liabilities (“IEA/IBL”) ratio equaled 110.8%, which was slightly above the comparable Peer Group ratio of 108.9%.  As discussed in the Original Appraisal and First Update, the additional capital realized from stock proceeds should serve to increase Madison County Financial’s IEA/IBL ratio, as the level of interest-bearing liabilities funding assets will be lower due to the increase in capital realized from the offering and the net proceeds realized from the offering will be primarily deployed into interest-earning assets.

Updated growth rates for Madison County Financial are based on annualized growth rates for the 18 months ended June 30, 2012 and the Peer Group’s growth rates are based on growth for the twelve months ended March 31, 2012 or the most recent twelve month period available.  Madison County Financial recorded a 4.2% increase in assets, versus a 0.4% decrease in assets for the Peer Group.  Asset growth by the Company primarily consisted of cash and investments, as loans increased nominally during the period.  Comparatively, the Peer Group’s asset growth reflected a small increase in cash and investments, which was more than offset by a decline in loans.

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July 20, 2012

[Table omitted]

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July 20, 2012

[Table omitted]

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July 20, 2012

Deposit growth funded the Company’s asset growth, as well as a reduction in borrowings.  While the Peer Group’s asset shrinkage funded deposit run-off and a reduction in borrowings.  Deposit growth for the Company equaled 12.5%, versus a 0.5% decline in deposits for the Peer Group.  Updated tangible net worth growth rates continued to reflect a stronger growth rate for the Company (15.1% increase versus a 9.3% increase for the Peer Group), with the Company’s higher growth rate continuing to be supported by a higher return on equity and retention of all of its earnings into capital.  Comparatively, the Peer Group’s capital growth rate was slowed by capital management strategies implemented by some of the Peer Group companies, such as dividend payments and stock repurchases.

Table 3 displays comparative operating results for Madison County Financial and the Peer Group, based on earnings for the twelve months ended June 30, 2012 and March 31, 2012, respectively, unless otherwise indicated for the Peer Group companies.  Madison County Financial and the Peer Group reported updated net income to average assets ratios of 1.63% and 0.50%, respectively.  The Company’s higher return continued to be realized through a higher net interest income ratio and lower ratios for loan loss provisions and operating expenses.

In terms of core earnings strength, updated expense coverage ratios posted by Madison County Financial and the Peer Group equaled 1.76x and 1.14x, respectively.  The Company’s higher expense coverage continued to be supported by a higher net interest income ratio and a lower operating expense ratio.  The Company’s higher net interest income ratio was realized through maintenance of a higher interest income ratio and a lower interest expense ratio, which was consistent with its higher interest rate spread.

Non-interest operating income remained a slightly larger contributor to the Peer Group’s earnings, as such income amounted to 0.51% and 0.61% of the Company’s and the Peer Group’s average assets, respectively.  Accordingly, taking non-interest operating income into account in assessing Madison County Financial’s core earnings strength relative to the Peer Group’s, the Company’s updated efficiency ratio of 48.9% remained lower or more favorable than the Peer Group’s efficiency ratio of 74.0%.

Net gains and losses realized from the sale of assets and other non-operating items continued to have a similar impact on the Company’s and the Peer Group’s earnings, as the Company and the Peer Group reported net non-operating gains equal to 0.24% and 0.17% of average assets, respectively.  As set forth in the Original Appraisal and First Update, typically, such gains and losses are discounted in valuation analyses as they tend to have a relatively high degree of volatility, and, thus, are not considered part of core operations.  If gains are attributable to secondary market loan sales on a regular basis, then such gains may warrant some consideration as a core profitability component.  However, loan sale gains are typically viewed as a more volatile source of income than income generated through the net interest margin and non-interest operating income, and are given lesser consideration in developing core earnings for valuation purposes.  In this appraisal, for both Madison County Financial and the Peer Group, we have considered earnings and profitability before and after such net gains and losses.  Extraordinary items remained a non-factor in the Company’s and the Peer Group’s updated earnings.

Boards of Directors
July 20, 2012

Loan loss provisions remained a larger factor in the Peer Group’s updated earnings, with loan loss provisions established by the Company and the Peer Group equaling 0.27% and 0.60% of average assets, respectively.

The Company’s effective tax rate of 29.27% was similar to the Peer Group’s effective tax rate of 28.81%.  As set forth in the prospectus, the Company’s effective marginal tax rate is equal to 34.0%.

The Company’s updated credit quality measures continued to imply lower credit risk exposure relative to the comparable Peer Group measures.  As shown in Table 4, the Company’s non-performing assets/assets and non-performing loans/loans ratios of 0.16% and 0.21%, respectively, were lower than the comparable Peer Group ratios of 3.30% and 4.04%.  The Company’s updated reserve coverage ratios continued to indicate a significantly higher level of reserves as a percent of non-performing loans (1,130.52% versus 45.49% for the Peer Group) and a higher level of reserves as a percent of loans (2.36% versus 1.60% for the Peer Group).  Net loan charge-offs remained a more significant factor for the Peer Group, with net loan charge-offs as a percent of loans equal to 1.17% for the Peer Group compared to a net recovery of 0.04% of loans recorded by the Company.  As noted in the Original Appraisal and First Update, the Company’s more favorable credit quality measures were somewhat negated by the concentration of higher risk agricultural related loans that comprise the Company’s loan portfolio, particularly in the prevailing environment where severe drought conditions in the Company’s lending market may result in substantial reduction in crop yields and, thereby, adversely impact the ability of the Company’s agricultural borrowers to repay their loans.

3.             Stock Market Conditions

Since the date of the First Update, the performance of the broader stock market has been mixed.  Stocks plunged at the start of June 2012, as investors reacted to the weaker than expected jobs data for May which included a slight increase in the national unemployment rate.  After the Dow Jones Industrial Average (“DJIA”) moved into negative territory for 2012, stocks rebounded heading into mid-June on hopes that central banks in both the U.S. and Europe would intervene to battle slowing economic growth and worsening problems in the euro zone.  Volatility prevailed in the broader stock market in mid-June, reflecting investor uncertainty over Spain’s planned bank bailout, Greece’s election results and the Federal Reserve’s willingness to take more measures to stimulate the economy.  Weak economic reports from Europe, China and the U.S., along with ongoing concerns over the debt crisis in Europe, drove stocks lower heading into late-June.  Some positive readings for the housing sector and Euro finance ministers agreeing to the terms of a bailout for Spain’s troubled banks helped to lift stocks at the close of the second quarter.

A weak employment for June sent stocks lower at the start of the third quarter of 2012.  The downward trend in stocks continued going into mid-July, as more signs that the economy was stalling weighed on investors.  Some strong second earnings reports coming out of the tech sector, better-than-expected second quarter earnings reported by J.P. Morgan and increased expectations of the Federal Reserve taking new steps to stimulate the economy supported a mid-July rebound in the stock market.  Following the brief rally, stocks pulled back on euro zone concerns.  On July 20, 2012, the DJIA closed at 12822.52 or 2.95% higher since the date of the First Update and the NASDAQ closed at 2925.30 or 3.09% higher since the date of the First Update.

Boards of Directors
July 20, 2012

[Table omitted]

Boards of Directors
July 20, 2012

Thrift stocks traded unevenly as well since the date of the First Update.  The disappointing job numbers for May accelerated the downturn in thrift stocks at the start of June 2012, which was followed by an uneven trading performance for the thrift sector that was consistent with the volatility occurring in the broader stock market.  A Moody’s downgrade of five large U.S. bank, along with weakness in the broader stock market, weighed on thrift stocks heading into late-June.  Thrift stocks posted gains along with the broader stock market at the close of the second quarter, as the sector benefitted from some upbeat reports for the housing sector and the restructuring of a bailout of Spain’s s troubled banks.

Thrift stocks faltered in early-July 2012, as weaker-than-expected job growth reflected in the June employment report raised concerns of a slowing U.S. economy.  Mixed earnings reports coming out of the thrift sector provided for a narrow trading range for thrift stocks through the first half of half of July, with a large portion of the sector experiencing a decline in revenues from interest rate spread compression.  Thrift stocks faltered along with the broader stock market heading into late-July, as stocks were depressed by renewed fears that Spain would be unable to avoid a costly bailout.  On July 20, 2012, the SNL Index for all publicly-traded thrifts closed at 511.1, an increase of 1.11% since May 25, 2012.

In contrast to the SNL Index, the updated pricing measures for the Peer Group generally reflected slight declines compared to the First Update.  Comparatively, the updated pricing measures for all publicly-traded thrifts were higher since the date of the First Update and generally showed more significant increases relative to the increase in the SNL Index for all publicly-traded thrifts.   The  increases reflected in the SNL Index and the updated pricing measures for all publicly-traded thrifts, versus the slight declines reflected in the Peer Group’s updated pricing ratios, implies that the larger market cap thrifts generally outperformed the smaller market cap thrifts since the date of the First Update.  Since the date of the First Update, the stock prices of six out of the ten Peer Group companies were lower as of July 20, 2012.  A comparative pricing analysis of the Peer Group and all publicly-traded thrifts is shown in the following table, based on market prices as of May 25, 2012 and July 20, 2012.

Average Pricing Characteristics

	At May 25,		At July 20,		%
	2012		2012		Change
Peer Group(1)
Price/Earnings (x)	18.73	x	18.80	x	0.4%
Price/Core Earnings (x)	13.78		13.53		(1.8)
Price/Book (%)	70.67%		69.50%		(1.7)
Price/Tangible Book(%)	75.09		73.84		(1.7)
Price/Assets (%)	8.36		8.25		(1.3)
Avg. Mkt. Capitalization ($Mil)	$33.81		$33.31		(1.5)

Boards of Directors
July 20, 2012

Average Pricing Characteristics (continued)

	At May 25,		At July 20,		%
	2012		2012		Change
All Publicly-Traded Thrifts(1)
Price/Earnings (x)	18.84	x	19.07	x	1.2%
Price/Core Earnings (x)	19.53		19.66		0.7
Price/Book (%)	79.31%		85.07%		7.3
Price/Tangible Book(%)	85.86		91.61		6.7
Price/Assets (%)	9.78		10.41		6.4
Avg. Mkt. Capitalization ($Mil)	$292.93		$302.48		3.3

As set forth in the Original Appraisal and First Update, the “new issue” market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically:  (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials.  The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/book (“P/B”) ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value, whereas in the current market for existing thrifts the P/B ratio may reflect a premium to book value.  Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

As shown in Table 5, two standard conversions and one second-step conversion have been completed during the past three months.  The standard conversion offerings are considered to be more relevant for Madison County Financial’s pro forma pricing.  Both of the recent standard conversion offerings were closed at the top of their respective super ranges.  The average closing pro forma price/tangible book ratio of the two recent standard conversion offerings equaled 60.1%.  On average, the two standard conversion offerings reflected price appreciation of 10.3% after the first week of trading.  As of July 20, 2012, the two recent standard conversion offerings reflected a 10.2% increase in price on average.

Shown in Table 6 are the current pricing ratios for the three fully-converted offerings completed during the past three months, which are all traded on NASDAQ.  The current average P/TB ratio of the fully-converted recent conversions equaled 68.01%, based on closing stock prices as of July 20, 2012.

Boards of Directors
July 20, 2012

[Table omitted]

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July 20, 2012

[Table omitted]

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July 20, 2012

Summary of Adjustments

In the First Update, we made the following adjustments to Madison County Financial’s pro forma value based upon our comparative analysis to the Peer Group:

PreviousValuation
Key Valuation Parameters:	Adjustment

Financial Condition	Slight Upward
Profitability, Growth and Viability of Earnings	Moderate Upward
Asset Growth	Slight Upward
Primary Market Area	Slight Downward
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	Slight Downward
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

The factors concerning the valuation parameters of primary market area, dividends, liquidity of the shares, management and effect of government regulations and regulatory reform did not change since the First Update.  Accordingly, those parameters were not discussed further in this update.

In terms of balance sheet strength, on a pro forma basis the Company’s updated financial condition remained slightly more favorable than the Peer Group’s updated financial condition, based on upward adjustments for the Company’s credit quality, funding liabilities and capital strength.  A moderate upward adjustment remained appropriate for earnings, based on upward adjustments for the Company’s reported earnings, core earnings and credit risk.  A slight upward adjustment remained appropriate for asset growth, as the Company’s stronger historical growth was largely sustained by growth of cash and investments rather than loans and the Company’s pro forma leverage capacity will be greater than the Peer Group’s.

The general market for thrift stocks was up slightly since the date of the First Update, as indicated by the increases recorded in the SNL Index for all publicly-traded thrifts and the updated pricing measures for all publicly-traded thrifts.  Comparatively, the updated pricing measures for the Peer Group were generally slightly lower since the date of the First Update.  Two standard conversion offerings were completed during the past three months, both of which were oversubscribed and closed at the top of their respective super ranges.  As of July 20, 2012, the two recent standard conversion offerings reflected an average price increase of 10.2% from their IPO prices.  The strong investor interest shown for the two recent conversion offerings is viewed as a positive development for marketing of the issue.

Overall, taking into account the foregoing factors, we believe that an increase in Madison County Financial’s estimated pro market value as set forth in the First Update is appropriate.

Boards of Directors
July 20, 2012

Valuation Approaches

In applying the accepted valuation methodology promulgated by the regulatory agencies, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing Madison County Financial’s to-be-issued stock -- price/earnings (“P/E”), price/book (“P/B”), and price/assets (“P/A”) approaches -- all performed on a pro forma basis including the effects of the conversion proceeds.

In computing the pro forma impact of the offering and the related pricing ratios, the valuation parameters utilized in the First Update were updated with the Company’s financial data as of June 30, 2012.

Consistent with the Original Appraisal and First Update, this updated appraisal continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B approach and the P/A approach.  Also consistent with the Original Appraisal and First Update, this updated appraisal incorporates a “technical” analysis of recently completed offerings, including principally the P/B approach which (as discussed in the Original Appraisal and First Update) is the most meaningful pricing ratio as the pro forma P/E ratios reflect an assumed reinvestment rate and do not yet reflect the actual use of proceeds.

The Company will adopt Statement of Position (“SOP” 93-6) which will cause earnings per share computations to be based on shares issued and outstanding excluding shares owned by an ESOP where there is not a commitment to release such shares.  For the purpose of preparing the pro forma pricing tables and exhibits, we have reflected all shares issued in the offering including shares purchased by the ESOP as outstanding to capture the full dilutive impact of such stock to the Company’s shareholders.  However, we have considered the impact of the Company’s adoption of SOP 93-6 in the determination of pro forma market value.

Based on the foregoing, we have concluded that an increase in Madison County Financial’s value is appropriate.  Therefore, as of July 20, 2012, the pro forma market value of Madison County Financial’s conversion stock equaled $36,000,000 at the midpoint.

1.           P/E Approach.  In applying the P/E approach, RP Financial’s valuation conclusions considered both reported earnings and a recurring or “core” earnings base, that is, earnings adjusted to exclude any one time non-operating and extraordinary items, plus the estimated after tax-earnings benefit from reinvestment of net stock proceeds.  The Company’s reported earnings equaled $3.794 million for the twelve months ended June 30, 2012.  In deriving Madison County Financial’s core earnings, the adjustments made to reported earnings were to eliminate gains on the sale of loans and investments, which equaled $535,000 and $27,000, respectively.  As shown below, on a tax effected basis, assuming application of an effective marginal tax rate of 34.0%, the Company’s core earnings were determined to equal $3.423 million for the twelve months ended June 30, 2012.  (Note:  see Exhibit 2 for the adjustments applied to the Peer Group’s earnings in the calculation of core earnings).

Boards of Directors
July 20, 2012

Amount
($000)

Net income	$3,794
Less: Gain on sale of loans(1)	(353)
Less: Gain on sale of investments(1)	(18)
Core earnings estimate	$3,423

(1)          Tax effected at 34.0%.

Based on Madison County Financial’s reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Company’s reported and core P/E multiples at the $36.0 million updated midpoint value equaled 10.24 times and 11.45 times, respectively.  The Company’s updated reported and core P/E multiples provided for discounts of 45.53% and 15.37% relative to the Peer Group’s average reported and core P/E multiples of 18.80 times and 13.53 times, respectively (versus discounts of 50.24% and 26.20% relative to the Peer Group’s average reported and core P/E multiples as indicated in the First Update).  The Company’s updated reported and core P/E multiples indicated discounts of 39.55% and 3.29% relative to the Peer Group’s median reported and core P/E multiples, which equaled 16.94 times and 11.84 times, respectively (versus discounts of 45.88% and 11.41% relative to the Peer Group’s median reported and core P/E multiples as indicated in the First Update).  The Company’s pro forma P/E ratios based on reported earnings at the minimum and the super maximum equaled 8.61 times and 13.89 times, respectively, and based on core earnings at the minimum and the super maximum equaled 9.61 times and 15.58 times, respectively.  The Company’s implied conversion pricing ratios relative to the Peer Group’s pricing ratios are indicated in Table 7, and the pro forma calculations are detailed in Exhibits 3 and 4.

2.           P/B Approach.  P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, with the greater determinant of long term value being earnings.  In applying the P/B approach, we considered both reported book value and tangible book value.  Based on the $36.0 million updated midpoint value, the Company’s P/B and P/TB ratios equaled 57.80% and 59.10%, respectively.  In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 69.50% and 73.84%, respectively, Madison County Financial’s updated ratios reflected a discount of 16.83% on a P/B basis and a discount of 19.96% on a P/TB basis (versus discounts of 21.17% and 23.94% from the Peer Group’s average P/B and P/TB ratios as indicated in the First Update).  In comparison to the median P/B and P/TB ratios indicated for the Peer Group of 66.07% and 74.20%, respectively, Madison County Financial’s updated ratios at the updated midpoint value reflected discounts of 12.52% and 20.35% (versus discounts of 14.67% and 21.25% from the Peer Group’s median P/B and P/TB ratios as indicated in the First Update).  At the top of the super range, the Company’s P/B and P/TB ratios equaled 65.79% and 67.07%, respectively.  In comparison to the Peer Group’s average P/B and P/TB ratios, the Company’s P/B and P/TB ratios at the top of the super range reflected discounts of 5.34% and 9.17%, respectively.  In comparison to the Peer Group’s median P/B and P/TB ratios, the Company’s P/B and P/TB ratios at the top of the super range reflected discounts of 0.42% and 9.61%, respectively.

Boards of Directors
July 20, 2012

[Table omitted]

Boards of Directors
July 20, 2012

In addition to the fundamental analysis applied to the Peer Group, RP Financial utilized a technical analysis of recent conversion offerings.  As indicated in the Original Appraisal and First Update, the pricing characteristics of recent conversion offerings are not the primary determinate of value.  Consistent with the Original Appraisal and First Update, particular focus was placed on the P/TB approach in this analysis since the P/E multiples do not reflect the actual impact of reinvestment and the source of the conversion funds (i.e., external funds versus deposit withdrawals).

As discussed previously, two standard conversion offerings were completed during the past three months.  In comparison to the 60.10% average closing forma P/TB ratio of the recent standard conversions, the Company’s P/TB ratio of 59.10% at the midpoint value reflects an implied discount of 1.66%.  At the top of the super range, the Company’s P/TB ratio of 67.07% reflects an implied premium of 11.60% relative to the recent standard conversions average P/TB ratio at closing.  The current average P/TB ratio of the two recent standard conversions that are publicly-traded equaled 66.12%, based on closing stock prices as of July 20, 2012.  In comparison to the current average P/TB ratio of the recent publicly-traded standard conversions, the Company’s P/TB ratio at the midpoint value reflects an implied discount of 10.62% and at the top of the super range reflects an implied premium of 1.44%.

3.            P/A Approach.  P/A ratios are generally not as a reliable indicator of market value, as investors do not place significant weight on total assets as a determinant of market value.  Investors place significantly greater weight on book value and earnings -- which have received greater weight in our valuation analysis.  At the $36.0 million updated midpoint value, Madison County Financial’s pro forma P/A ratio equaled 13.66%.  In comparison to the Peer Group’s average P/A ratio of 8.25%, Madison County Financial’s P/A ratio indicated a premium of 65.58% (versus a premium of 49.64% at the midpoint valuation in the First Update).  In comparison to the Peer Group’s median P/A ratio of 7.76%, Madison County Financial’s P/A ratio at the $36.0 million updated midpoint value indicated a premium of 76.03% (versus a premium of 67.47% at the midpoint valuation in the First Update).

Boards of Directors
July 20, 2012

Valuation Conclusion

We have concluded that the Company’s estimated pro forma market value should be increased since the date of the First Update.  Accordingly, it is our opinion that, as of July 20, 2012, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion equaled $36,000,000 at the midpoint, equal to 3,600,000 shares offered at a per share value of $10.00.  Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $30,600,000 and a maximum value of $41,400,000.  Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 3,060,000 at the minimum and 4,140,000 at the maximum.  In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a super maximum value of $47,610,000 without a resolicitation.  Based on the $10.00 per share offering price, the super maximum value would result in total shares outstanding of 4,761,000.  The pro forma valuation calculations relative to the Peer Group are shown in Table 7 and are detailed in Exhibit 3 and Exhibit 4.

Respectfully submitted,

RP® FINANCIAL, LC.

/s/ Ronald S. Riggins
Ronald S. Riggins
President and Managing Director

/s/ Gregory E. Dunn
Gregory E. Dunn
Director